UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Cosi, Inc. (Name of Issuer) Common Stock (Title of Class of Securities) 22122P101 (CUSIP Number)

Elliot Press Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022 (212) 940-6348	John E. Denneen Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151 (212) 508-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2011

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box   [   ]

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 22122P101
1	NAME OF REPORTING PERSON
Royce & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,975,812 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,975,812 Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,975,812 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.60%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Statement relates to the shares of Common Stock ("Common Stock") of Cosi, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 1751 Lake Cook Road, Deerfield, IL 60015.

Item 2.	Identity and Background

(a)  Pursuant to Rule 13d-1(e)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Royce & Associates, LLC, a Delaware limited liability company (the "Reporting Person").

(b)-(c)

The Reporting Person is a limited liability company that is registered as an Investment Adviser under the Investment Advisers Act of 1940, as amended. The Reporting Person acts as investment adviser to certain managed accounts and funds over which the Reporting Person exercises discretionary authority, certain of which funds are investment companies registered under the Investment Company Act of 1940. The Common Stock of the Company is held in one of these accounts, Royce Value Plus Fund ("RVP"). The principal business address of the Reporting Person is 745 Fifth Avenue, New York, NY 10151. Its telephone number is (212) 508-4500. The Reporting Person is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"). The principal business address of Legg Mason, Inc. is 100 International Drive, Baltimore, MD 21202-1099. Legg Mason is a holding company that, through its subsidiaries, is principally engaged in providing asset management and other related financial services.

The name, business address and present principal occupation or employment of each of the executive officers and members of the Board of Managers of the Reporting Person is set forth on Schedule I annexed hereto which is incorporated herein by reference. The name, business address and present principal occupation or employment of each of the executive officers of Legg Mason is incorporated herein by reference to Exhibit 1. The name, business address and present principal occupation of each of the members of the Board of Directors of Legg Mason, Inc. is incorporated herein by reference to Exhibit 2.

(d) To the best knowledge of the Reporting Person, during the last five years, neither the Reporting Person, its parent company, nor any of the persons listed on Schedule I or Exhibits 1 or 2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  To the best knowledge of the Reporting Person, during the last five years, neither of the Reporting Person, its parent company, nor any of the persons listed on Schedule I or Exhibits 1 or 2 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The source of funds for the Reporting Person was the working capital of RVP.

The total cost of the reported shares of Common Stock beneficially owned by the Reporting Person including those of their clients and entities they control, is $23,722,950. The cost was incurred by RVP.

Item 4.

The Reporting Person has acquired the shares of the Company reported herein for investment purposes. In a letter to the Chairman and Interim Chief Executive Officer of the Company dated November 1, 2011 (the content of such letter is attached hereto as Exhibit 3 and is incorporated herein by reference), the Reporting Person has expressed: its dissatisfaction with the performance of the Company's Board of Directors and Management over the past several years; its concerns with respect to the Company's underperformance for a better part of a decade; and that the Company's search for a fifth Chief Executive Officer in the last nine years is critical for its employees, franchisees and shareholders.

The Reporting Person intends to closely scrutinize and monitor developments at the Company and may communicate with members of management, the Board or other third parties on matters that the Reporting Person deems relevant to its investment in the Company, including, without limitation concerning the Company's performance and alternatives that could maximize shareholder value for all of the Company's shareholders.

The Reporting Person may at any time and from time-to-time acquire additional securities of the Company or dispose of shares at prices deemed favorable on the open market, in privately negotiated transactions or otherwise.

Except as set forth above, at the present time the Reporting Person has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (c) a sale or transfer of a material amount of assets of the Company, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by the Reporting Person is based upon 51,849,511 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarter ended June 27, 2011.

As investment manager for RVP, the Reporting Person may be deemed to beneficially own the 4,975,812 shares held by RVP. Such shares represent approximately 9.60% of the outstanding Common Stock of the Company

(b) By virtue of the Reporting Person's position as investment manager for RVP, the Reporting Person may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by RVP.

(c) There were no transactions in the Company's Common Stock that were effected by the Reporting Person for RVP or any other of Reporting Person's Advisory Clients within the last 60 days.

(d)  RVP has the right to receive, and the power to direct the receipt of dividends from, the proceeds from the sale of the shares reported herein that are held by RVP. RVP has an interest in approximately 9.60% of the Company's Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

Except for the investment management agreement entered into between RVP and the Reporting Person which grant the Reporting Person voting and dispositive power over all securities held by RVP, no contracts, arrangements, understandings or relationships with respect to security of the Company exist.

Item 7.	Material to be Filed as Exhibits
Exhibit 1.	Executive Officers of Legg Mason (Item 4A of Legg Mason's Annual Report of Form 10-K filed on May 27, 2011 is incorporated herein by reference.)
Exhibit 2.	Board of Directors of Legg Mason (the Section entitled "ELECTION OF DIRECTORS" in the Annual Proxy Statement on Form DEF 14A filed by Legg Mason on June 16, 2011 is incorporated herein by reference.
Exhibit 3.	Letter, dated November 1, 2011, from Royce & Associates to Mark S. Demilio, Chairman and Interim Chief Executive Officer of Cosi, Inc.

SIGNATURE

        After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2011

ROYCE & ASSOCIATES, LLC

By: /s/ Charles M. Royce Name: Charles M. Royce Title: President

Schedule I

Executive Officers and Managers

ROYCE & ASSOCIATES, LLC

        The name and present principal occupation or employment of each of the executive officers and members of the Board of Managers of ROYCE & ASSOCIATES, LLC is set forth below.

Name	Present Principal Occupation and Employment	Business Address
Charles M. Royce President and Member of Board of Managers of Royce & Associates, LLC	President and Co-Chief Investment Officer of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151
John D. Diederich Chief Operating Officer, Chief Financial Officer, Managing Director and Member of the Board of Managers of Royce & Associates, LLC	Chief Operating Officer and Chief Financial Officer of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151
Ronald R. Dewhurst Member of the Board of Managers of Royce & Associates, LLC	Senior Executive Vice President of Legg Mason, Inc.	100 International Drive Baltimore, MD 21202-1099
Peter H. Nachtewy Member of the Board of Managers of Royce & Associates, LLC	Chief Financial Officer of Legg Mason, Inc.	100 International Drive Baltimore, MD 21202-1099
Jeffrey A. Nattans Member of the Board of Managers of Royce & Associates, LLC	Executive Vice President of Legg Mason, Inc.	100 International Drive Baltimore, MD 21202-1099
Jack E. Fockler, Jr. Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151
W. Whitney George Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151
Daniel A. O'Byrne Principal and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151

Exhibit 3

Royce & Associates, LLC
745 Fifth Avenue
New York, NY 10151

November 9, 2011

Mr Mark S Demilio
Chairman/Interim CEO
Cosi, Inc
1751 Lake Cook Road
Suite 600
Deerfield, IL 60015

Dear Mr Demilio,

As one of the Cosi, Inc. largest shareholders, I am writing to inform you of our decision to amend our filing status from a 13-G to a 13-D (from a "passive" ownership to "active" ownership). This change of status does not necessarily indicate any immediate plans concerning our holdings in your firm.

I am also writing to express our dissatisfaction with the Board's and Management's performance over the last several years. Whether measured by the company's revenue growth, profitability (or lack thereof), cash management, capital allocation and share price performance, COSI has fundamentally been an underperforming entity for the better part of a decade.

While former-CEO Jim Hyatt seemed to be making progress in terms of reducing operating losses and exiting underperforming locations, with his departure in some respects we are back to the "drawing board." As you and the board begin your search for a 5th CEO in 9 years, I would suggest that this next executive appointment will be a critical one for the Board to "get right", for employees, franchisees and shareholders alike.

Regards,

/s/ James A. Skinner
James A Skinner, III
Royce & Associates